Exhibit 99.80

99.80 Refiled 2013 Annual Financial Statements

Cipher Pharmaceuticals Inc.

Financial Statements

For the Year Ended December 31, 2013

February 25, 2014

Independent Auditor’s Report

To the Shareholders of

Cipher Pharmaceuticals Inc.

We have audited the accompanying financial statements of Cipher Pharmaceuticals Inc., which comprise the balance sheets as at December 31, 2013 and December 31, 2012 and the statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cipher Pharmaceuticals Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Cipher Pharmaceuticals Inc.

Balance Sheets

As at December 31, 2013 and December 31, 2012

(in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2013	2012
		$	$
ASSETS

Current assets
Cash and cash equivalents		24,179	15,843
Accounts receivable	5,6	22,507	3,185
Inventory		311	—
Prepaid expenses and other assets		391	212
		47,388	19,240

Property and equipment, net	7	24	25

Intangible assets, net	8	1,582	2,690

Deferred tax asset	14	6,556	—

		55,550	21,955

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5,6,9	12,398	2,808
Current portion of deferred revenue		2,280	2,392
		14,678	5,200

Deferred revenue		2,114	4,349
		16,792	9,549

SHAREHOLDERS’ EQUITY

Share capital	10,11	10,696	50,339
Contributed surplus	11	3,095	33,227
Retained earnings (Deficit)	11	24,967	(71,160)
		38,758	12,406

		55,550	21,955

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars, except per share data)

		December 31,	December 31,
	Note	2013	2012
		$	$

Revenues
Licensing revenue	6	26,596	8,458
Product revenue		415	—

		27,011	8,458

Expenses
Cost of product sold		142	—
Research and development		1,389	1,517
Selling, general and administrative		6,214	3,527
Amortization of intangible assets		1,108	1,025
Interest income		(253)	(155)

	12	8,600	5,914

Income before income taxes		18,411	2,544

Recovery of income taxes	14	(6,556)	—

Income and comprehensive income for the year		24,967	2,544

Basic earnings per share	15	1.02	0.10

Diluted earnings per share	15	0.97	0.10

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the year		—	—	24,967	24,967

Exercise of stock options		1,335	(614)	—	721

Shares issued under the share purchase plan		182	—	—	182

Share-based compensation - stock option plan		—	482	—	482

Reduction of stated capital	11	(41,160)	(30,000)	71,160	—

Balance, December 31, 2013		10,696	3,095	24,967	38,758

Balance, January 1, 2012		50,172	33,032	(73,704)	9,500

Income and comprehensive income for the year		—	—	2,544	2,544

Exercise of stock options		8	(8)	—	—

Shares issued under the share purchase plan		159	—	—	159

Share-based compensation - stock option plan		—	203	—	203

Balance, December 31, 2012		50,339	33,227	(71,160)	12,406

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2013	2012
		$	$
Cash provided by (used in)

Operating activities
Income for the year		24,967	2,544
Items not affecting cash:
Depreciation of property and equipment	7	16	20
Amortization of intangible assets	8	1,108	1,025
Share-based compensation - share purchase plan	10	27	24
Share-based compensation - stock option plan		482	203
Deferred tax	14	(6,556)	—
		20,044	3,816
Changes in non-cash operating items:
Accounts receivable	6	(19,322)	(1,403)
Inventory		(311)	—
Prepaid expenses and other assets		(179)	60
Accounts payable and accrued liabilities	6	9,590	896
Deferred revenue		(2,347)	3,494

Net cash generated from operating activities		7,475	6,863

Investing activities
Purchase of property and equipment	7	(15)	(20)
Acquisition of intangible rights	8	—	(771)

Net cash used in investing activities		(15)	(791)

Financing activities
Proceeds from shares issued under the share purchase plan	10	155	135
Proceeds from exercise of stock options	10	721	—

Net cash generated from financing activities		876	135

Increase in cash and cash equivalents		8,336	6,207
Cash and cash equivalents, beginning of year		15,843	9,636

Cash and cash equivalents, end of year		24,179	15,843

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

1       NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing novel formulations of successful, currently marketed drugs. The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval process, after which the products are out-licensed to marketing partners or, in Canada, may be marketed by the Company itself. Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2       BASIS OF PREPARATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these financial statements are based on IFRS issued and outstanding as of December 31, 2013. The Board of Directors approved these financial statements on February 25, 2014.

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are described below.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Translation of foreign currencies

The financial statements are presented in Canadian dollars, which is the Company’s functional currency. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Related exchange gains and losses are included in the determination of income for the year.

Critical accounting estimates and judgments

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. The estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(i) Estimated useful lives and valuation of intangible assets: Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

(ii) Revenue recognition: Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

(iii) Income taxes: Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. The Company does not have any instruments classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of operations. Gains and losses arising from changes in fair value are presented in the statement of operations in the period in which they arise.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

(ii) Available-for-sale investments: These investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not have any instruments classified in this category. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of operations and are included in other gains and losses.

(iii) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise cash and cash equivalents and accounts receivable, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv) Financial liabilities at amortized cost: This category includes accounts payable and accrued liabilities. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date derivative contracts are entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. When derivatives are designated as hedges, the Company classifies them as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges) or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability or a forecast transaction (cash flow hedges).

At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheets or to specific firm commitments or forecast transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items. All derivatives are recorded at fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statements of operations and comprehensive income, together with any changes in the value of the hedged asset or liability that are attributable to the hedged risk. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and are reclassified to the statements of operations and comprehensive income in the periods when the hedged item affects the statements of operations and comprehensive income. When a fair value or cash flow hedge no longer meets the criteria for hedge accounting or when there is an ineffective portion to a hedge, a gain or loss is recognized in the statements of operations and comprehensive income.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Cash and cash equivalents

Cash and cash equivalents includes deposits held at call with banks and other short-term, highly liquid investments readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

Accounts receivable

Accounts receivable consist of amounts due from licensing partners for royalties and product sales in the normal course of business and other amounts such as interest receivable and tax credits receivable.

Inventory

Inventory, which is comprised of finished goods, is valued at the lower of cost and net realizable value. Cost is determined using the weighted-average cost method. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

Prepaid expenses and other assets

Prepaid expenses consist of amounts paid in advance for items that have future value to the Company, such as insurance policy payments, U.S. Food and Drug Administration fees, database subscription fees and other items paid in advance. Other assets consist of lease and utility deposits.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and accumulated impairment losses. The useful lives of property and equipment are reviewed at least once per year. Depreciation is computed using the straight-line method, using the following estimated useful lives of the assets or lease terms:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	over the term of the lease

Intangible assets

Intangible assets include product rights, that consist of marketing and other rights relating to products, and licensing rights and these are recorded at cost less accumulated amortization and accumulated impairment losses. Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Amortization commences on the earlier of the date of regulatory (generally, U.S. Food and Drug Administration) approval for marketing the related product or upon substantive revenue being generated from the product under a commercial licensing agreement. The estimated period of useful life has been determined to be 3.5 years from the date of regulatory approval for marketing the related product. Should amortization commence as a result of generating revenue, the amortization period would include the time prior to regulatory approval. The useful lives of the intangible assets are reviewed at least once per year.

Impairment of non-financial assets

Non-financial assets, which include property and equipment and intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a non-financial asset exceeds the sum of the estimated present value of the expected future cash flows from the non-financial asset. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

Accounts payable are obligations to pay for goods and services that have been incurred in the ordinary course of business from suppliers and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Deferred revenue

Deferred revenue consists of amounts received from licence partners in advance of revenue recognition. Amounts expected to be recognized within one year or less are classified as current liabilities with the balance being classified as non-current liabilities.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue recognition

The Company recognizes revenue from licensing and distribution agreements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting if certain criteria are met. The applicable revenue recognition approach is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenue: For up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company’s contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. The gross margin on sales of finished products to license partners is recognized when the product is shipped, at which time ownership is transferred. Amounts received in advance of recognition as revenue are included in deferred revenue.

Product revenue: Product revenue is recognized upon delivery of product to the Company’s customers, at which time ownership is transferred, and is recorded net of sales discounts, returns, credits and allowances.

Research and development

The Company conducts research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services and services provided by contract research organizations. Research and development costs, net of related tax credits and contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

Income taxes

Income tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Tax on income for interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

Share-based compensation - stock option plan

The fair value of options granted to employees and directors is estimated on the date of the grants using the Black-Scholes option pricing model. Stock options vest over four years (25% per year), expire after ten years and can only be settled for shares. Each tranche in an award is considered as a separate award with its own vesting period and grant date fair value. Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed annually, with any impact being recognized immediately. Share-based compensation expense is included in selling, general and administrative expense in the statements of operations and comprehensive income and in contributed surplus in the balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Earnings per share

Basic earnings per share (“EPS”) is calculated using the treasury stock method, by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.

New and amended standards adopted by the Company during the year

IFRS 13 Fair Value Measurement and Amendment to IFRS 7, Financial Instruments: Disclosures.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendment to IFRS 7, Financial instruments: disclosures, on assets and liabilities offsetting provides disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. The Company adopted the Amendment to IFRS 7 on January 1, 2013 on a prospective basis. The adoption of the amendment to IFRS 7 did not require any measurement adjustment as at January 1, 2013.

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The IASB issued amendments to IFRS 9, Financial Instruments, on December 31, 2011 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. The Company has not yet assessed the impact this standard will have on the financial statements.

Amendments to IAS 32, Financial Statements - Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set-off in respect of its financial statements. Amendments to IAS 32 are applicable to annual periods periods beginning on or after January 1, 2014, with retrospective application required. The Company has not yet assessed the impact this standard will have on the financial statements.

4       RISK MANAGEMENT

Financial risk management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company’s overall risk management program and business practices seek to minimize any potential adverse affects on the Company’s financial performance.

(i) Credit risk

Cash - the Company’s cash and cash equivalents balance is on deposit with a Canadian chartered bank that has a DBRS rating of “AA” for deposits and senior debt.

Accounts receivable - the Company licenses its products to distribution partners in major markets. The credit risk associated with the accounts receivable pursuant to these agreements is evaluated during initial negotiations and on an ongoing basis. The accounts receivable balance at December 31, 2013 is concentrated between two distribution partners. Both have been partners of the Company for over four years with no defaults in the past. As of December 31, 2013, no accounts receivable were impaired or past due. The Company’s three largest customers comprise 80%, 13% and 7% of licensing revenue (respectively 31%, 55% and 14% in 2012).

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

(ii) Liquidity risk

The Company has no long term debt. Accounts payable and accrued liabilities are settled in the regular course of business based on negotiated terms with trade suppliers. All components of the balance of $12,398 as at December 31, 2013 are expected to be settled in less than one year. The carrying value approximates fair value as the impact of discounting is not significant. Management forecasts cash flows in order to monitor liquidity requirements and ensure that the Company has sufficient cash to meet operational needs.

(iii) Market risk

Currency risk - the majority of the Company’s revenue and a portion of its expenses are denominated in US currency. The accounts receivable balance at December 31, 2013 includes a total of US$20,717 and accounts payable and accrued liabilities includes a total of US$8,210. A change of 10 basis points in the US/CDN exchange rate on December 31, 2013 balance would have had a $125 impact on net income.

Capital risk management

Shareholders’ equity is managed as the capital of the Company. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to minimize the cost of capital. In order to maintain or adjust the capital structure, the Company may issue new common shares from time to time.

5       FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At December 31, 2013, the Company had gross financial assets of $957 and gross financial liabilities of $9,458 related to the same counterparty. The net amount of $8,501 owing to the counterparty has been recorded in accounts payable and accrued liabilities at December 31, 2013 (gross financial assets of $258 and gross financial liabilities of $1,469 for a net amount of $1,211 owing at December 31, 2012).

6       LICENSING REVENUE

In December 2013, as a result of the cumulative sales performance of Absorica, the Company achieved a $10,636 milestone under the distribution and supply agreement with its marketing partner. The Company has recorded $5,318 in licensing revenue to reflect its share of the milestone and $10,636 is recorded in accounts receivable with $5,318 recorded in accounts payable and accrued liabilities, reflecting the share of the payment owed to Galephar Pharmaceutical Research Inc. (“Galephar”). The $10,636 was received subsequent to year end.

7       PROPERTY AND EQUIPMENT

	December 31, 2013		December 31, 2012
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
Computer equipment	$124	$100	$109	$84
Furniture and fixtures	129	129	129	129
Leasehold improvements	67	67	67	67
	320	$296	305	$280
Accumulated depreciation	(296)		(280)
	$24		$25

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

8       INTANGIBLE ASSETS

The Company has entered into agreements with Galephar for the rights to package, test, obtain regulatory approvals and market certain products in various countries. In accordance with the terms of the agreements, the Company has acquired certain product rights. The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products. The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOLER. In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

In 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch. As at December 31, 2013, certain milestones remain outstanding, including Health Canada approval and accordingly, amortization of these licensing rights has not yet begun.

	Product Rights	Licensing Rights	Total

As at January 1, 2012
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944
For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690
As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

For the period ended December 31, 2013
Opening net book value	$2,590	$100	$2,690
Amortization	(1,108)	—	(1,108)
Net book value	$1,482	$100	$1,582
As at December 31, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(5,554)	—	(5,554)
Net book value	$1,482	$100	$1,582

The Company has considered indicators of impairment as of December 31, 2012 and December 31, 2013 and no indicators were identified.

9       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Dec 31, 2013	Dec 31, 2012

Trade accounts payable	$11,627	$1,965
Accrued liabilities	771	843
	$12,398	$2,808

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

10 SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2012 to December 31, 2013:

	Number of
	common shares	Amount
	(in thousands)	$
Balance outstanding - January 1, 2012	24,316	50,172
Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339

Options exercised in 2013	503	1,335
Shares issued in 2013 under the share purchase plan	38	182
Reduction of stated capital (note 11)	—	(41,160)
Balance outstanding - December 31, 2013	24,976	10,696

Share purchase plan

The Company has implemented an Employee and Director Share Purchase Plan (“ESPP”) to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts from payroll to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During 2013, 38,510 shares were issued (113,599 in 2012) under the ESPP for proceeds of $155 ($135 in 2012). Included in share-based compensation expense is $27 ($24 in 2012) which is the discount on the shares issued under the ESPP during the year. As at December 31, 2013, 716,474 common shares reserved for ESPP purchases remain available.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2012 to December 31, 2013:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2012	1,755	2.24
Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20

Granted in 2013	342	3.36
Exercised in 2013	(504)	1.43
Cancelled in 2013	(5)	1.87
Balance outstanding - December 31, 2013	1,619	2.68

At December 31, 2013, 995,618 options were fully vested and exercisable (1,299,966 at December 31, 2012).

During 2013, the Company granted 342,000 stock options under the stock option plan, with exercise prices of $2.88 and $7.00, 25% of which vest on either March 5 or August 6 of each year for the next four years, commencing in 2014, and expire in 2023. Total compensation cost for these stock options is estimated to be $972, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model, at $2.43 and $5.92 per option, with the following assumptions. Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.80%, 2.50%
Expected life	10 years
Expected volatility	86.8%, 85.7%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

During 2013, 503,900 stock options were exercised in exchange for 502,857 common shares. The Company’s stock option plan provides that an option holder may elect to receive an amount of shares equivalent to the growth value of vested options, which is the difference between the market price and the exercise price of the options. The total cash consideration received by the Company for stock option exercises in 2013 was $721 (nil in 2012).

The following is a summary of the outstanding options as at December 31, 2013:

	Exercise price	Number of options (in thousands)
Expiry date	$	Vested	Unvested	Total
March 23, 2016	4.12	160	—	160
June 28, 2016	4.00	180	—	180
September 13, 2016	2.90	69	—	69
March 9, 2017	3.90	215	—	215
February 28, 2018	1.05	120	—	120
February 20, 2019	0.61	12	—	12
November 6, 2019	0.55	20	—	20
February 19, 2020	1.60	78	45	123
March 11, 2021	1.16	92	92	184
January 10, 2022	0.89	3	9	12
February 24, 2022	1.20	47	138	185
March 5, 2023	2.88	—	299	299
August 6, 2023	7.00	—	40	40
		996	623	1,619

11 REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012. The Company has reclassified the shareholders’ equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of contributed surplus by $30,000 and share capital by $41,160.

12 EXPENSES BY NATURE

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

Employees salaries and other short term benefits	$2,561	$2,424
Directors fees	275	276
Share-based compensation	509	227
Depreciation of property and equipment	16	20
Amortization of intangible assets	1,108	1,025
Professional and consulting fees	2,375	775
Contract sales	530	—
Contract research	64	71
Regulatory fees	—	155
Facility rent	73	76
Cost of inventory expensed	142	—
Other expenses, net of interest income	947	865
	$8,600	$5,914

13 COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012
Salaries and short-term employee benefits, including bonuses	$1,395	$1,278
Directors fees	275	276
Share-based compensation	459	204
	$2,129	$1,758

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

14 INCOME TAXES

The components of the income tax recovery are as follows:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

Deferred income tax recovery	$(6,556)	$—

The income tax expense (recovery) differs from the amount computed by applying the statutory income tax rate to the income for the year. The sources and tax effects of the differences are as follows:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012
Statutory income tax rate of 26.5% applied to income for the year (2012 - 26.5%)	$4,879	$674
Permanent differences	158	96
Change in enacted income tax rates and other items	36	(1,176)
Change in deferred tax assets not recognized	(11,629)	406
Recovery of income taxes	$(6,556)	$—

At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize a deferred tax asset. This assessment requires the exercise of judgement, which includes a review of projected taxable income. The Company has recognized a deferred tax asset on the balance sheet of $6,556, arising from accumulated losses carried forward from previous years, and a corresponding deferred tax recovery on the statements of operations and comprehensive income.

Deferred income tax assets of the Company are comprised of the following:

	As at	As at
	Dec 31, 2013	Dec 31, 2012

Non-capital losses	$6,556	$—
	$6,556	$—

The movement in the deferred income tax asset is as follows:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

As at January 1	$—	$—
Credited to the statement of operations and comprehensive income	6,556	—
As at December 31	$6,556	$—

The significant components of unrecognized deferred tax assets are summarized as follows:

	As at	As at
	Dec 31, 2013	Dec 31, 2012
Non-capital losses	$1,607	$12,031
SR&ED expenditure pool	4,671	4,671
Benefit of investment tax credits	2,612	2,749
Excess of tax value of intangible assets over book value	1,504	1,977
Capital losses	305	281
Provincial tax credits	221	326
Excess of tax value of property and equipment over book value	38	26
Deferred revenue	982	1,508
	$11,940	$23,569

The Company has non-capital loss carry forwards of $30,804 as at December 31, 2013 with $5,206 expiring in 2015 and the balance expiring between 2026 and 2031.

The Company has Scientific Research and Experimental Development (“SR&ED”) expenditures of $17,628 which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has $3,554 of investment tax credits on SR&ED expenditures that are available to be applied against federal taxes otherwise payable in future years and expire in varying amounts from 2022 to 2031.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

15 EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the year ended December 31, 2013 was 24,558,716 (for the year ended December 31, 2012 -24,382,556).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options. The dilutive weighted average for the year ended December 31, 2013 was 25,678,420 (for the year ended December 31, 2012 - 24,674,334).

16 COMMITMENTS

The Company has entered into an operating lease for its office facilities with the following minimum annual payments:

2014: $73

2015: $30

17 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals. All of the Company’s assets, including capital and intangible assets, are in Canada. All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.